Brown Advisory, LLC
901 South Bond Street
Suite 400
Baltimore, Maryland  21231

June 20, 2012

Brown Advisory Funds
901 South Bond Street
Suite 400
Baltimore, Maryland 21231

RE:  Subscription for the Purchase of Shares of Beneficial Interest of the Brown Advisory Funds

Ladies and Gentlemen:

The undersigned hereby subscribes to purchase shares of beneficial interest of each separate series of the Brown Advisory Funds (the “Trust”) in the aggregate amount of $100,000 as the initial capital of the Trust as follows:  (1) 2,500 Investor Shares of Brown Advisory Tax Exempt Bond Fund at a net asset value of $10.00 per share for a total purchase of $25,000 of such Investor Shares; (2) 2,500 Investor Shares of Brown Advisory Winslow Sustainability Fund at a net asset value of $10.00 per share for a total purchase of $25,000 of such Investor Shares; (3) 2,500 Advisor Shares of Brown Advisory Winslow Sustainability Fund at a net asset value of $10.00 per share for a total purchase of $25,000 of such Advisor Shares; and (4) 2,500 Institutional Shares of Brown Advisory Winslow Sustainability Fund at a net asset value of $10.00 per share for a total purchase of $25,000 of such Institutional Shares.

The undersigned acknowledges that such shares of the Trust are being purchased in accordance with Section 14 of the Investment Company Act of 1940, as amended, in order to establish the requisite net worth for the Trust for purposes of Section 14 and that such purchase is being made for investment purposes only and not for distribution purposes.

Very truly yours,

BROWN ADVISORY, LLC

By: /s/ D.M. Churchill

Name:  D.M. Churchill

Title:   CFO